November 14, 2005

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.—Mailstop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Joseph Roesler, Staff Accountant
Mary Mast, Senior Accountant

Re:	Heska Corporation Form 10-K for Fiscal Year ended December 31, 2004 File No. 000-22427

Ladies and Gentlemen:

Heska Corporation (“Heska” or the “Company”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated October 28, 2005 in connection with the above-referenced report on Form 10-K (the “Report”).

For ease of reference by the Staff in reviewing Heska’s responses to each of the comments, each comment is referred to separately by the number set forth in the letter from the Staff dated October 28, 2005 and is also repeated prior to the applicable response.

Form 10-K for the year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources and Financial Condition

Contractual Obligations, page 24

COMMENT 1:  Please refer to our comment number 2 and your response. We note in the last paragraph on page 30 that some of your license agreements impose milestone obligations on you. Please tell us the reason that additional disclosure is not necessary in the contractual obligations table or in the footnotes to the table.

RESPONSE: At December 31, 2004, we believed that all of our future contractual milestone obligations were not probable of occurring and thus, would not require any payment. In September 2005, we were notified that an Australian patent related to one of our agreements has been scheduled to be issued in 2006 thus triggering a $20,000 milestone payment at that time. This obligation will be included in our December 31, 2005 table of contractual obligations under unconditional purchase obligations. There are no other contractual milestone obligations we believe are probable of occurring at this time. We do not believe further disclosure of milestone obligations that are considered not probable is necessary and appropriate under Item 303 (a)(5).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-47

COMMENT 2:  Refer to your response to comment 3. Unless it is probable that you will be successful in your patent litigation, we believe legal costs to defend a patent should be expensed as incurred. If you believe it is probable that you will receive a favorable outcome, tell us why, and explain to us your accounting treatment for any expected proceeds from the litigation.

RESPONSE:  We think it is worth clarifying terms at this point. When we use the term “patent prosecution” in our response to comment 3, we are using the term in the narrow sense frequently used by intellectual property professionals—to describe activities where one seeks to expand the scope of existing patents such as geographically, where we may look to expand patent protection into new countries, or for broader applications, such as for newly contemplated uses or expanded claim breadth coverage of the technology defined by those licensing our technology within existing geographies. These efforts are often required to fulfill our obligations under the long-term licensing arrangements discussed in our response to comment 3 and add value to the corresponding patents over the term of the related arrangements. A situation where a third party has violated our intellectual property rights by using our patented technology without permission and we have filed a corresponding lawsuit, which we will refer to as “Classic Litigation” herein, is not included in this definition of “patent prosecution”. We believe your comment above contemplates Classic Litigation scenarios. We are not currently involved in any Classic Litigation regarding our patent portfolio and we have not capitalized any legal expenses related to Classic Litigation. If we were to become involved in Classic Litigation, we agree with you that the appropriate accounting treatment would be to expense legal costs as incurred. In addition, no amounts would be recognized until we reached a successful outcome and received the proceeds from the Classic Litigation, if any.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 970-493-7272 extension 4105, if you have any questions regarding the responses to the Staff’s comment letter.

Sincerely,

Jason Napolitano

Executive Vice President, Chief Financial Officer and Secretary